Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Jeanne Baker
Terence O’Brien

Re:	HEALTHCARE SERVICES GROUP INC
Item 2.02 Form 8-K filed February 14, 2024
Response filed March 25, 2024
File No. 000-12015

Dear Ms. Baker and Mr. O’Brien:

I am writing to submit the responses of Healthcare Services Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 6, 2024 (the “Comment Letter”) relating to the above Item 2.02 on Form 8-K (File No. 000-12015) filed by the Company on February 14, 2024 (the “Form 8-K”).

For ease of review, I have set forth below the comments of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 8-K.

Item 2.02 Form 8-K filed February 14, 2024
Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures, page 6

1.We note the additional information surrounding your client restructurings. It appears that these price concessions and contract modifications are inherent in the Company's operations. Specifically, as previously noted, you have a substantial investment in the creditworthiness and financial condition of your customers and assume the operational risks arising from providing services to the healthcare industry and primarily providers of long-term care. As such, we do not believe that your client restructuring adjustments are compliant with the guidance in Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures. Please confirm that you will no longer include these adjustments.

Response: We respectfully acknowledge the Staff’s comment and confirm we will no longer present these adjustments.

Please contact me at 1(800) 363-4274 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252, if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Andrew Brophy
Andrew Brophy, Principal Financial Officer

cc: Kenneth A. Schlesinger, Olshan Frome Wolosky LLP